# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALUMIS INC., CIK 0001847367
CUSIP: 022307102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 280 East Grand Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 05/21/2025
Amends the filing with accession number 0001104659-24-093439
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,801,370; sole dispositive power 0; shared dispositive power 4,801,370; aggregate amount beneficially owned 4,801,370 (5% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,801,370; sole dispositive power 0; shared dispositive power 4,801,370; aggregate amount beneficially owned 4,801,370 (5% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,801,370; sole dispositive power 0; shared dispositive power 4,801,370; aggregate amount beneficially owned 4,801,370 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ALUMIS INC.
Address of issuer's principal executive offices: 280 East Grand Avenue, South San Francisco, California (CA), 94080
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 27, 2024 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On May 2, 2025, Samsara LP purchased 159,920 shares of common stock in open market transactions at prices ranging from $3.97 to $4.84 per share (a weighted-average price of $4.55 per share).

On May 5, 2025, Samsara LP purchased (i) 138,368 shares of common stock in open market transactions at prices ranging from $4.19 to $5.1899 per share (a weighted-average price of $4.58 per share) and (ii) 22,002 shares of common stock in open market transactions at prices ranging from $5.19 to $5.48 per share (a weighted-average price of $5.27 per share).

All purchases of the securities described above were for cash and were funded by working capital of Samsara LP.

On May 21, 2025 (the "Closing Date"), pursuant to that certain Agreement and Plan of Merger, dated as of February 6, 2025 and April 21, 2025 (as amended, the "Merger Agreement"), by and among the Issuer, ACELYRIN, Inc. ("ACELYRIN"), and Arrow Merger Sub, Inc., a direct wholly owned subsidiary of the Issuer ("Merger Sub"), Merger Sub merged with and into ACELYRIN, with ACELYRIN continuing as the surviving corporation and as a wholly owned subsidiary of the Issuer (the "Merger").

Prior to the completion of the Merger, Samsara LP owned 2,523,022 shares of ACELYRIN common stock. As a result of the Merger and upon the Closing, among other things, each share of ACELYRIN common stock issued and outstanding as of immediately prior to the Closing was exchanged for the right to receive the number of shares of common stock of the Issuer equal to the exchange ratio of 0.4814. In the Closing, Samsara LP received 1,214,582 shares of common stock of the Issuer in exchange for its shares of ACELYRIN common stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon an estimated 95,819,723 shares of common stock outstanding as of May 21, 2025, as reported by the Issuer to the Reporting Persons.

The Reporting Persons' ownership of the Issuer's securities consists of 4,801,370 shares of common stock directly held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (05/23/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (05/23/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (05/23/2025)